SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

VIVO PARTICIPAÇÕES S.A.
Publicly held company
CNPJ 02.558.074/0001 -73 NIRE 35.3.0015879 -2

and

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly held company
CNPJ 02.558.118/0001 -65 NIRE 31.3.0002535 -7

and

TELEMIG CELULAR S.A.
Publicly held company
CNPJ 02.320.739/0001 -06 NIRE 31.3.0001299 -9

NOTICE TO THE MARKET

Vivo Participações S.A. (“Vivo Participações”), Telemig Celular Participações S.A. (“Telemig Participações”) and Telemig Celular S.A. (“Telemig Celular”) inform that all conditions and formalities necessary for the acquisition of the shares of Telemig Participações and indirectly of its controlled company Telemig Celular were complied with, and that Vivo Participações has paid the purchase price in the total amount of R$1.23 billion, which includes the amount of R$70.51 million related to the acquisition of the rights to subscribe shares to be issued by Telemig Participações, assuming, as of the date hereof, the direct control of Telemig Participações.

On the same date, the extraordinary shareholders meetings of Telemig Participações and Telemig Celular have taken place for the appointment of the members of the board of directors indicated by Vivo Participações for both companies.

In addition, on April 3, 2008, the following acts were practised:

  Board of Directors Meeting of Telemig Participações in which Mr. Roberto Oliveira de Lima was appointed as Director President; Mr. Ernesto Gardelliano was appointed as Financial and Investor Relations Director and Mr. Marcus Roger Meirelles Martins da Costa as Human Resources Director.
  Board of Directors Meeting of Telemig Celular in which Mr. Roberto Oliveira de Lima was appointed as Director President; Mr. Ernesto Gardelliano was appointed as Financial and Investor Relations Director and Mr. Paulo Cesar Teixeira as Operations Director.

The Notice of Material Fact announced on this date can be found in our website (Investors Relations) www.vivo.com.br/ri.

The minutes of the shareholders meetings and the minutes of the Board of Directors Meetings of Telemig Participações and Telemig Celular are available at: www.telemigholding.com.br.

In few days the Public Offers for the acquisition of common shares held by non controlling shareholders of Telemig Participações and Telemig (tag along) shall be filed in the Electronic System Information of CVM/Bovespa as provided in the applicable law, as well as the voluntary tender offer for the acquisition of up to 1/3 of the preferred shares in the free float, as announced in the Notice of Material Fact dated August 2, 2007 together with the acquisition of control of the companies.

São Paulo, April 3, 2008
Ernesto Gardelliano
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 04, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano

Name:	Ernesto Gardelliano
Title:	Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.